SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

February 23, 2022

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

4Q21 Earnings Release

Banco Macro Announces Results for the Fourth Quarter of 2021

Buenos Aires, Argentina, February 23, 2022 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the fourth quarter ended December 31, 2021 (“4Q21”). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. As of 1Q20, the Bank began reporting results applying Hyperinflation Accounting, in accordance with IFRS IAS 29 as established by the Central Bank. For ease of comparison, figures of previous quarters of 2020 and 2021 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through December 31, 2021.

Summary

● The Bank’s net income totaled Ps.10.5 billion in 4Q21. This result was 30% higher than the Ps.8.1 billion posted in 3Q21 and 120% higher than in 4Q20. In 4Q21, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 12.2% and 2.8%, respectively. Net Income for FY2021 totaled Ps.27.1 billion, 26% lower than the Ps.36.8 posted in FY2020. Total Comprehensive Income for FY2021 totaled Ps.28.3 billion, 26% lower than in FY2020.

● In 4Q21, Banco Macro’s financing to the private sector increased 4% or Ps.11.9 billion quarter over quarter (“QoQ”) totaling Ps.349 billion and decreased 8% or Ps.32.1 billion year over year (“YoY”). In the quarter, within consumer loans, Credit card loans stood out; with a 9% increase QoQ, meanwhile within commercial loans Overdrafts stood out with an 8% increase QoQ. In FY2021 Pledged loans stood out with a 49% increase.

● In 4Q21, Banco Macro’s total deposits decreased 1% or Ps.8.7 billion QoQ, totaling Ps.588.9 billion and representing 78% of the Bank’s total liabilities. Private sector deposits decreased 1% or Ps.5.7 billion QoQ. In FY2021, within private sector deposits, both time and demand deposits decreased 24% and 7% respectively YoY.

● Banco Macro continued showing a strong solvency ratio, with an excess capital of Ps.197.8 billion, 36.1% regulatory capital ratio – Basel III and 30.9% Tier 1 Ratio. In addition, the Bank’s liquid assets remained at an adequate level, reaching 90% of its total deposits in 4Q21.

 ● In 4Q21, the Bank’s non-performing to total financing ratio was 1.3% and the coverage ratio improved to 209.61%.

4Q21 Earnings Release Conference Call

IR Contacts in Buenos Aires:
Thursday, February 24, 2022
Time: 11:00 a.m. Eastern Time | 1:00 p.m. Buenos Aires Time	Jorge Scarinci
Chief Financial Officer
To participate, please dial:
Argentina Toll Free:	Nicolás A. Torres
(011) 3984 5677	Investor Relations
Participants Dial In (Toll Free):	Webcast Replay: click here
+1 (844) 450 3847		Phone: (54 11) 5222 6682
Participants International Dial In:	Available from 02/24/2022 through 03/10/2022	E-mail: investorelations@macro.com.ar
+1 (412) 317 6370
Conference ID: Banco Macro		Visit our website at:
Webcast: click here		www.macro.com.ar/relaciones-inversores

4Q21 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

4Q21 Earnings Release

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report.

Results

Earnings per outstanding share were Ps.16.49 in 4Q21, 30% higher than in 3Q21 and 120% higher than the result posted a year ago.

In FY2021, earnings per outstanding share were Ps.42.42, 26% lower than in FY2020.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Net income -Parent Company- (M $)	4,791	8,106	10,534	36,782	27,123	30%	120%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Average #of treasury stocks (shares repurchased) (M)	0	-	-	0	0	-	-
Book value per avg. Outstanding share ($)	350	357	373	350	373	4%	7%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	7.50	12.69	16.49	57.52	42.42	30%	120%
EOP FX (Pesos per USD)	84.1450	98.7350	102.7500			4%	22%
Book value per avg. issued ADS (USD)	41.59	36.16	36.30	41.59	36.30	0%	-13%
Earnings per avg. outstanding ADS (USD)	0.89	1.28	1.60	6.84	4.13	25%	80%

Banco Macro’s 4Q21 net income of Ps.10.5 billion was 30% or Ps.2.4 billion higher than the previous quarter and 120% or Ps.5.7 billion higher YoY. This result represented an accumulated ROAE and ROAA of 12.2% and 2.8% respectively.

In FY2021 net income for the period totaled Ps.27.1 billion, 26% lower than the Ps.36.8 billion posted in FY2020. Total comprehensive income totaled Ps.28.3 billion, 26% lower than a year ago.

Net operating income (before G&A and personnel expenses) was Ps.49.7 billion in 4Q21, increasing 4% or Ps.2.1 billion compared to 3Q21 due to higher net interest income, higher Fx gains which were partially offset by higher loan loss provisions. On a yearly basis, Net Operating Income (before G&A and personnel expenses) increased 5% or Ps.2.4 billion.

In FY2021 Net operating income (before G&A and personnel expenses) totaled Ps.194.5 billion, 3% lower than the previous year.

In 4Q21, Provision for loan losses totaled Ps.2 billion, Ps.1.7 billion higher than in 3Q21. The Bank decided to increase loan loss provisions given the uncertainty and probable adverse macroeconomic scenario arising from a non-agreement with the International Monetary Fund regarding the restructuring of Argentina’s debt. On a yearly basis provision for loan losses decreased 40% or Ps.1.3 billion.

In FY2021 Provision for loan losses decreased 80% compared to FY2020 given that in 2020 adjustments were made to expected credit losses model in order to reflect the adverse effects and consequences of the COVID19 pandemic.

Operating income (after G&A and personnel expenses) was Ps.22.4 billion in 4Q21, 1% or Ps.167 million lower than in 3Q21 and 2% or Ps.511 million higher than a year ago.

It is important to emphasize that this result was obtained with a leverage of only 4.2x assets to equity ratio.

4Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Net Interest Income	32,860	32,784	35,680	145,275	130,998	9%	9%
Net fee income	8,543	8,624	8,760	34,257	33,453	2%	3%
Net Interest Income + Net Fee Income	41,403	41,408	44,440	179,532	164,451	7%	7%
Net Income from financial instruments at fair value through P&L	4,955	3,810	3,542	16,735	19,809	-7%	-29%
Income from assets at amortized cost	190	0	91	1,951	244	-	-52%
Differences in quoted prices of gold and foreign currency	1,920	652	1,600	6,384	4,648	145%	-17%
Other operating income	2,100	1,943	1,984	8,105	7,829	2%	-6%
Provision for loan losses	3,259	233	1,963	12,080	2,455	742%	-40%
Net Operating Income	47,309	47,580	49,694	200,627	194,526	4%	5%
Employee benefits	10,349	9,945	9,726	40,148	39,481	-2%	-6%
Administrative expenses	5,882	4,951	5,897	21,947	20,092	19%	0%
Depreciation and impairment of assets	1,680	1,826	1,851	6,645	7,126	1%	10%
Other operating expenses	7,530	8,312	9,841	30,895	34,197	18%	31%
Operating Income	21,868	22,546	22,379	100,992	93,630	-1%	2%
Result from associates & joint ventures	-90	-1	35	-10	87	-	-
Result from net monetary postion	-16,057	-14,125	-15,178	-45,724	-64,931	-	-
Result before taxes from continuing operations	5,721	8,420	7,236	55,258	28,786	-14%	26%
Income tax	930	314	-3,298	18,476	1,663	-	-
Net income from continuing operations	4,791	8,106	10,534	36,782	27,123	30%	120%

Net Income of the period	4,791	8,106	10,534	36,782	27,123	30%	120%
Net income of the period attributable to parent company	4,791	8,106	10,534	36,782	27,122	30%	120%
Net income of the period attributable to minority interest	0	0	0	0	1	-	-
Other Comprehensive Income	-179	64	69	1,416	1,174	8%	-
Foreign currency translation differences in financial statements conversion	-33	-203	-193	181	-766	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-146	267	262	1,235	1,940	-2%	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,612	8,170	10,603	38,198	28,297	30%	130%
Total Comprehensive Income attributable to parent Company	4,611	8,170	10,603	38,197	28,296	30%	130%
Total Comprehensive Income attributable to non-controlling interests	1	-	-	1	1	-	-

The Bank’s 4Q21 net interest income totaled Ps.35.7 billion, 9% or Ps.2.9 billion higher than in 3Q21 and 9% or Ps.2.8 billion higher YoY.

In FY201, net interest income was 10% lower than in FY2020 as a result of different regulations adopted that set caps on lending rates and floors on deposit rates.

In 4Q21 interest income totaled Ps.56.9 billion,3% or Ps.1.9 billion higher than in 3Q21 and 9% or Ps.5.9 billion lower than in 4Q20.

Income from interest on loans and other financing totaled Ps.29.6 billion, 8% or Ps.2.1 billion higher compared with the previous quarter due to a 5% increase in the average volume of private sector loans and a 93 basis points increase in the average lending rate. On a yearly basis Income from interest on loans was practically unchanged with a Ps.17 million decrease.

In FY2021 interest on loans totaled Ps.114.8 billion and decreased 11% compared to FY2020.

In 4Q21 income from government and private securities increased 2% or Ps.520 million QoQ (due to higher income from Government securities) and decreased 13% or Ps.3.8 billion compared with the same period of last year. This result is explained 94% by income from government and private securities through other comprehensive income (Leliqs and Other government securities) and the remaining 6% is explained by income from government and private securities in pesos at amortized cost.

4Q21 Earnings Release

In FY2021, income from government and private securities increased 5% compared with FY2020.

In 4Q21, income from Repos totaled Ps.1.7 billion, 30% or Ps.727 million lower than the previous quarter and 55% or Ps.2.1 higher than a year ago.

In 4Q21 FX income totaled Ps.1.6 billion, 145% or Ps.948 million higher than the previous quarter and 17% or Ps.320 million lower than a year ago. FX income gain was due to the 4% argentine peso depreciation against the US dollar, the Bank’s long spot dollar position during the quarter and FX trading results.

In FY2021, FX income totaled a Ps.4.6 billion gain, 17% lower than FY2020.

FX INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	1,920	652	1,600	6,384	4,648	145%	-17%
Translation of FX assets and liabilities to Pesos	1,617	506	1,439	4,947	4,099	184%	-11%
Income from foreign currency exchange	303	146	161	1,437	549	10%	-47%

(2) Net Income from financial assets and liabilities at fair value through P&L	9	0	0	115	0	-	-100%
Income from investment in derivative financing instruments	9	0		115	0	-	-100%

(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	1,929	652	1,600	6,499	4,648	145%	-17%

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Interest on Cash and due from Banks	3	3	3	193	14	0%	0%
Interest from government securities	29,171	25,046	25,575	94,658	101,825	2%	-12%
Interest from private securities	244	48	39	2,427	303	-19%	-84%
Interest on loans and other financing
To the financial sector	265	153	139	1,528	677	-9%	-48%
To the public non financial sector	744	397	311	4,458	1,816	-22%	-58%
Interest on overdrafts	2,073	1,998	2,054	16,321	8,072	3%	-1%
Interest on documents	1,766	2,552	2,997	7,183	9,373	17%	70%
Interest on mortgages loans	3,456	3,305	3,807	12,187	15,283	15%	10%
Interest on pledged loans	164	282	458	719	1,063	62%	179%
Interest on personal loans	12,012	11,695	12,168	49,344	48,140	4%	1%
Interest on credit cards loans	3,824	3,542	4,092	17,375	14,731	16%	7%
Interest on financial leases	15	-1	37	86	84	-3800%	147%
Interest on other loans	5,280	3,551	3,519	19,953	15,515	-1%	-33%
Interest on Repos
From the BCRA	3,739	2,409	1,680	10,523	8,484	-30%	-55%
Other financial institutions	46	6	8	144	52	33%	-83%
Total Interest income	62,802	54,986	56,887	237,099	225,432	3%	-9%

Income from Interest on loans	29,599	27,474	29,582	129,154	114,754	8%	0%

The Bank’s 4Q21 interest expense totaled Ps.20.3 billion, increasing 4% or Ps.1 billion compared to the previous quarter and 29% (Ps.8.7 billion) compared to 4Q20.

4Q21 Earnings Release

In 4Q21, interest on deposits represented 96% of the Bank’s total interest expense, decreasing 4% or Ps.894 million QoQ, due to a 3% decrease in the average volume of deposits from the private sector, while the average rate paid on deposits was unchanged. On a yearly basis, interest on deposits increased 28% or Ps.8 billion.

In FY2021, interest expense increased 3% compared with FY2020.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Deposits
Interest on checking accounts	1,840	108	142	2,982	1,316	31%	-92%
Interest on saving accounts	278	286	305	987	1,237	7%	10%
Interest on time deposits	26,147	20,764	19,817	81,358	87,258	-5%	-24%
Interest on other financing from BCRA and financial inst.	54	25	19	149	153	-24%	-65%
Repos
Other financial institutions	131	81	60	295	295	-26%	-54%
Interest on corporate bonds	560	121	111	2,336	862	-8%	-80%
Interest on subordinated bonds	917	808	707	3,619	3,244	-13%	-23%
Interest on other financial liabilities	15	9	46	98	69	411%	207%
Total financial expense	29,942	22,202	21,207	91,824	94,434	-4%	-29%

Expenses from interest on deposits	28,265	21,158	20,264	85,327	89,811	-4%	-28%

In 4Q21, the Bank’s net interest margin (including FX) was 21.2%, higher than the 19.1% posted in 3Q21 and the 16.3% posted in 4Q20.

In 4Q21, Net Interest Margin (excluding FX) was 20.3%, higher than the 18.7% posted in 3Q21 and than the 15.4% posted in 4Q20.

In 4Q21, Net Interest Margin (Pesos) was 22.9%, higher than the 20.8% posted in 3Q21 and than the 17.7% in 4Q20; meanwhile Net Interest Margin (USD) was 4.1%, higher than the 3.9% posted in 3Q21 and than the 2% registered in 4Q20.

ASSETS & LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	4Q20			3Q21			4Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Loans & Other Financing
Public Sector	6,231	1.7%	47.5%	3,441	6.6%	45.8%	2,911	1.3%	42.4%
Financial Sector	2,826	-5.4%	37.2%	1,702	-0.8%	35.7%	1,682	-5.5%	32.8%
Private Sector	337,989	-9.1%	31.8%	296,874	-2.2%	33.8%	317,478	-4.4%	34.3%
Other debt securities
Central Bank Securities (Leliqs)	181,721	-5.5%	37.1%	142,217	0.5%	37.5%	135,948	-2.1%	37.6%
Government & Private Securities	151,349	-8.5%	32.7%	137,385	-2.4%	33.6%	122,956	0.3%	40.9%
Repos	44,767	-7.9%	33.6%	26,373	-0.4%	36.3%	18,517	-3.1%	36.2%
Total interest-earning assets	724,883	-7.9%	33.6%	607,992	-1.5%	34.8%	599,492	-2.9%	36.5%

Fin. Assets through P&L and equity inv.	49,836	-3.8%	39.6%	40,138	0.6%	37.7%	31,042	0.6%	37.7%
Other Non interest-earning assets	86,938			72,476			71,750
Total Non interest-earning assets	136,774			112,614			102,792
Total Average Assets	861,657			720,606			702,284

Interest-bearing liabilities
Deposits
Public Sector	84,560	-12.0%	27.6%	23,733	-6.4%	28.1%	19,888	-9.1%	27.7%
Private Sector	376,200	-14.8%	23.6%	322,016	-9.4%	24.0%	316,547	-12.0%	23.6%
BCRA and other financial institutions	825	-11.4%	28.5%	419	-6.8%	27.5%	310	26.8%	78.1%
Corporate bonds	7,581	-10.8%	29.4%	2,651	-13.7%	18.1%	3,135	-18.9%	14.0%
Repos	1,716	-10.1%	30.4%	1,308	-8.9%	24.6%	825	-8.3%	28.9%
Total int.-bearing liabilities	470,882	-14.2%	24.5%	350,127	-9.2%	24.2%	340,705	-11.8%	23.9%

Total non int.-bearing liabilities	251,915			223,449			231,158

Total Average Liabilities	722,797			573,576			571,863

Assets Performance		61,183			53,294			55,133
Liabilities Performance		28,952			21,369			20,484
Net Interest Income		32,231			31,925			34,649
Total interest-earning assets		724,883			607,992			599,492
Net Interest Margin (NIM)		17.7%			20.8%			22.9%

4Q21 Earnings Release

ASSETS & LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	4Q20			3Q21			4Q21
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE

Interest-earning assets
Cash and Deposits in Banks	76,657	-2.4%	0.0%	55,553	-17.8%	0.0%	49,850	-17.3%	0.0%
Loans & Other Financing
Financial Sector	40	7.3%	9.9%	0	0.0%	0.0%	0	0.0%	0.0%
Private Sector	36,558	14.8%	17.6%	22,937	5.7%	28.6%	19,175	11.3%	34.6%
Other debt securities
Government & Private Securities	9,004	0.0%	0.0%	8,648	-16.4%	1.7%	29,605	-16.5%	1.0%
Total interest-earning assets	122,259	2.8%	5.3%	87,138	-11.5%	7.7%	98,630	-11.5%	7.1%

Non interest-earning assets	142,020			155,310			151,310
Total Average Assets	264,279			242,448			249,940

Interest-bearing liabilities
Deposits
Public Sector	1,241	-2.1%	0.3%	2,948	-17.7%	0.1%	4,325	-17.3%	0.1%
Private Sector	71,910	-2.1%	0.3%	68,059	-17.7%	0.1%	60,744	-17.3%	0.1%
BCRA and other financial institutions	851	2.2%	4.7%	557	-14.8%	3.6%	408	-14.1%	3.9%
Subordinated bonds	51,102	4.6%	7.1%	45,442	-12.0%	7.1%	42,558	-11.9%	6.6%
Total int.-bearing liabilities	125,104	0.7%	3.1%	117,006	-15.5%	2.8%	108,035	-15.1%	2.7%

Total non int.-bearing liabilities	61,350			52,050			44,241

Total Average liabilities	186,454			169,056			152,276

Assets Performance		1,619			1,692			1,754
Liabilities Performance		990			833			723
Net Interest Income		629			859			1,031
Total interest-earning assets		122,259			87,138			98,630
Net Interest Margin (NIM)		2.0%			3.9%			4.1%

In 4Q21 Banco Macro’s net fee income totaled Ps.8.8 billion, 2% or Ps.136 million higher than in 3Q21 and 3% or Ps.217 million higher than the same period of last year.

In FY2021, net fee income was 2% lower than in the previous year.

In the quarter, fee income totaled Ps.9.7 billion, 2% or Ps.193 million higher than in 3Q21. Corporate services fees, credit card fees and debit card fees stood out with with 7%, 4% and 8% increases respectively. On a yearly basis, fee income increased 4% or Ps.204 million.

In the quarter, total fee expense increased 6% or Ps.57 million. On a yearly basis, fee expenses increased 21% or Ps.173 million.

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Fees charged on deposit accounts	3,340	3,728	3,609	13,930	14,210	-3%	8%
Credit card fees	1,999	1,694	1,762	7,843	6,588	4%	-12%
Corporate services fees	931	1,092	1,165	3,655	4,127	7%	25%
ATM transactions fees	852	880	894	3,232	3,455	2%	5%
Insurance fees	619	552	592	2,417	2,285	7%	-4%
Debit card fees	624	612	660	2,233	2,410	8%	6%
Financial agent fees (Provinces)	509	524	543	1,898	2,064	4%	7%
Credit related fees	207	202	248	1,096	876	23%	20%
Mutual funds & securities fees	224	214	216	822	758	1%	-4%
AFIP & Collection services	33	42	43	141	159	2%	30%
ANSES fees	17	12	13	80	52	8%	-24%
Total fee income	9,355	9,552	9,745	37,347	36,984	2%	4%

Total fee expense	812	928	985	3,090	3,531	6%	21%

Net fee income	8,543	8,624	8,760	34,257	33,453	2%	3%

4Q21 Earnings Release

In 4Q21, Net Income from financial assets and liabilities at fair value through profit or loss totaled Ps.3.5 billion 7% or Ps.268 million lower than in the previous quarter. On a yearly basis, Net income from financial assets and liabilities at fair value through profit or loss decreased 29% or Ps.1.4 billion.

In FY2021, Net Income from financial assets and liabilities at fair value through profit or loss was 18% higher than in FY2020, mainly due to higher income from government securities.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Profit or loss from government securities	4,675	2,951	2,746	15,210	16,915	-7%	-41%
Profit or loss from private securities	204	537	-45	1,279	1,243	-	-
Profit or loss from investment in derivative financing instruments	9	0	0	115	0	0%	-100%
Profit or loss from other financial assets	0	-1	-3	4	-10	-	-
Profit or loss from investment in equity instruments	-67	-55	586	74	1,040	-	-
Profit or loss from the sale of financial assets at fair value	134	457	266	53	715	-42%	99%
Income from financial assets at fair value through profit or loss	4,955	3,889	3,550	16,735	19,903	-9%	-28%

Profit or loss from derivative financing instruments	0	-79	-8	0	0	-	-
Income from financial liabilities at fair value through profit or loss	0	-79	-8	0	-94	-	-
NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	4,955	3,810	3,542	16,735	19,809	-7%	-29%

In the quarter, Other Operating Income totaled Ps.2 billion, 2% or Ps.41 million higher than in 3Q21. On a yearly basis, Other Operating Income decreased 6% or Ps.116 million.

In FY2021, Other Operating Income was 3% lower than in FY2020.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Credit and debit cards	61	97	141	186	386	45%	131%
Lease of safe deposit boxes	297	302	298	1,177	1,172	-1%	0%
Other service related fees	516	853	724	2,823	2,739	-15%	40%
Sale of real estate and other non-financial assets	0	0	39	0	39	-	-
Other adjustments and interest from other receivables	347	305	299	1,356	1,464	-2%	-14%
Initial recognition of loans	-12	0	0	0	0	-	-
Sale of property, plant and equipment	2	0	2	11	4	-	-
Others	889	386	481	2,552	2,025	25%	-46%
Other Operating Income	2,100	1,943	1,984	8,105	7,829	2%	-6%

In 4Q21 Banco Macro’s administrative expenses plus employee benefits totaled Ps.15.6 billion, 5% or Ps.727 million higher than the previous quarter, due to higher administrative expenses (19%). On a yearly basis, administrative expenses plus employee benefits decreased 4% or Ps.608 million.

In FY2021 administrative expenses plus employee benefits decreased 4% compared to FY2020, showing the strict cost control policies adopted by the Bank’s senior management.

Employee benefits decreased 2% or Ps.219 million QoQ. On a yearly basis, Employee benefits decreased 6% or Ps.623 million.

4Q21 Earnings Release

In 4Q21, administrative expenses increased 19% or Ps.946 million, due to higher Directors and statutory auditors fees (187%) and higher advertising and publicity fees (44%) and higher other administrative expenses (32%).

As of 4Q21, the accumulated efficiency ratio reached 37.5%, improving from the 37.6% posted in 3Q21 and deteriorating from the 35.7% posted a year ago. As of 4Q21 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 3%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 8% compared to 4Q20.

PERSONNEL & ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Employee benefits	10,349	9,945	9,726	40,148	39,481	-2%	-6%
Remunerations	7,462	6,966	6,741	29,700	28,022	-3%	-10%
Social Security Contributions	1,719	1,607	1,606	6,661	6,465	0%	-7%
Compensation and bonuses	934	1,094	1,002	2,944	3,908	-8%	7%
Employee services	234	278	377	843	1,086	36%	61%
Administrative Expenses	5,882	4,951	5,897	21,947	20,092	19%	0%
Taxes	727	743	741	2,799	2,928	0%	2%
Maintenance, conservation fees	971	853	890	3,426	3,318	4%	-8%
Directors & statutory auditors fees	911	134	385	2,450	781	187%	-58%
Security services	513	516	518	2,136	2,038	0%	1%
Electricity & Communications	550	498	482	2,308	2,033	-3%	-12%
Other professional fees	321	403	495	1,341	1,703	23%	54%
Rental agreements	28	23	29	137	117	26%	4%
Advertising & publicity	267	242	349	652	873	44%	31%
Personnel allowances	50	54	99	194	241	83%	98%
Stationary & Office Supplies	32	33	36	138	126	9%	13%
Insurance	69	81	63	258	271	-22%	-9%
Hired administrative services	0	3	11	5	19	267%	-
Other	1,443	1,368	1,799	6,103	5,644	32%	25%
Total Administrative Expenses	16,231	14,896	15,623	62,095	59,573	5%	-4%

Total Employees	8,561	8,167	8,005
Branches	463	464	466
Efficiency ratio	38.8%	38.8%	37.4%

Accumulated efficiency ratio	34.7%	37.0%	37.5%

In 4Q21, Other Operating Expenses totaled Ps.9.8 billion, increasing 18% or Ps.1.5 billion QoQ, due to higher initial loan recognition (521% or Ps.672 million) and higher Other operating expenses (16% or Ps.504 million) Turnover Tax (6% or Ps.172 million). On a yearly basis, Other Operating Expenses increased 31% or Ps.2.3 billion.

In FY2021, Other Operating Expenses were 11% higher than in FY2020.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Turnover Tax	3,929	4,424	4,618	16,990	18,067	4%	18%
Other provision charges	327	369	505	1,694	1,624	37%	54%
Deposit Guarantee Fund Contributions	317	248	243	1,116	1,043	-2%	-23%
Donations	7	8	20	255	30	150%	186%
Insurance claims	16	21	37	95	89	76%	131%
Initial loan recognition	72	129	801	72	1,002	521%	1013%
Others	2,862	3,113	3,617	10,673	12,342	16%	26%
Other Operating Expenses	7,530	8,312	9,841	30,895	34,197	18%	31%

4Q21 Earnings Release

In 4Q21, the result from the net monetary position totaled a Ps.15.2 billion loss, 7% or Ps.1.1 billion higher than the loss posted in 3Q21. This is the fourth quarter in which the result from net monetary position is shown pursuant to Communication “A” 7211 of the Central Bank of Argentina in which the inflation adjustment on our Leliqs and other government securities holdings is included (previously shown in Net Income from financial instruments at fair value through P&L). Previous quarters of 2020 have been restated in accordance with Communication “A” 7211 in order to make a comparison possible. Also higher inflation was observed during the quarter (93 b.p. above 3Q21 level, up to 10.21% from 9.28% in 3Q21).

In FY2021, the result from net monetary position was 42% higher than the one posted in FY2020.

In FY2021, Banco Macro's effective income tax rate 5.8%, lower than the 33.1% effective tax rate of FY2020. It should be noted that in FY2021 the effective tax rate was affected by the implications of inflation adjustments on accounting and tax balances and the determination of income tax due and deferred income tax. For more information, please see Note 23 “Income Tax” of our Financial Statements.

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	21,868	22,546	22,379	100,992	93,630	-1%	2%
Result from net monetary position (i.e. inflation adjustment)	-16,057	-14,125	-15,178	-45,724	-64,931	7%	-5%
Operating Result (Inc. Loss from net monetary position)	5,811	8,421	7,201	55,268	28,699	-14%	24%

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.349 billion, increasing 4% or Ps.11.9 billion QoQ and decreasing 8% or Ps.32.1 billion YoY.

Within commercial loans, Overdrafts stand out with a 8% or Ps.1.8 billion increase QoQ (mostly due to loans extended to SMEs).

Within consumer lending, mortgages increased 13% or Ps.2.6 billion and credit card loans increased 9% or Ps.8 billion QoQ.

In FY2021 Pledged loans stand out with a 49% increase while Others decreased 41% (as loans extended to SMEs as part of the COVID19 relief package became due).

As of 4Q21, Banco Macro’s market share over private sector loans was 6.9%.

4Q21 Earnings Release

FINANCING TO THE PRIVATE SECTOR	MACRO Consilidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Overdrafts	25,774	21,492	23,265	8%	-10%
Discounted documents	39,505	41,156	39,660	-4%	0%
Mortgage loans	20,352	19,460	22,015	13%	8%
Pledged loans	4,919	6,682	7,326	10%	49%
Personal loans	101,275	93,375	93,616	0%	-8%
Credit Card loans	96,416	86,956	94,963	9%	-2%
Others	59,486	34,955	35,200	1%	-41%
Interest	29,828	30,063	30,851	3%	3%
Total loan portfolio	377,555	334,139	346,896	4%	-8%

Total loans in Pesos	343,949	313,198	332,129	6%	-3%

Total loans in USD	33,606	20,941	14,767	-29%	-56%
Financial trusts	859	383	531	39%	-38%
Leasing	179	201	478	138%	167%
Others	2,472	2,399	1,101	-54%	-55%
Total other financing	3,510	2,983	2,110	-29%	-40%

Total other financing in Pesos	1,953	1,752	1,512	-14%	-23%

Total other financing in USD	1,557	1,231	598	-51%	-62%

Total financing to the private sector	381,065	337,122	349,006	4%	-8%

EOP FX (Pesos per USD)	84.1450	98.7350	102.7500	4%	22%

USD financing / Financing to the private sector	9%	7%	4%

Public Sector Assets

In 4Q21, the Bank’s public sector assets (excluding LELIQs) to total assets ratio was 18.1%, higher than the 17.6% registered in the previous quarter, and higher than the 17.5% posted in 4Q20.

In 4Q21, a 4% or Ps.6.7 billion increase in Other government securities stand out. Since 2Q20 the Bank decided to invest in CER adjustable and Badlar bonds.

4Q21 Earnings Release

PUBLIC SECTOR ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Leliqs	194,225	143,695	132,971	-7%	-32%
Other	197,705	171,353	178,035	4%	-10%
Government securities	391,930	315,048	311,006	-1%	-21%
Provincial loans	5,197	2,729	2,134	-22%	-59%
Loans	5,197	2,729	2,134	-22%	-59%
Purchase of government bonds	231	193	180	-7%	-22%
Other receivables	231	193	180	-7%	-22%

TOTAL PUBLIC SECTOR ASSETS	397,358	317,970	313,320	-1%	-21%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	203,133	174,275	180,349	3%	-11%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	17.5%	17.6%	18.1%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.588.9 billion in 4Q21, decreasing 1% or Ps.8.7 billion QoQ and a 20% or Ps.148.9 billion decrease YoY and representing 78% of the Bank’s total liabilities.

On a quarterly basis, both public and private sector deposits decreased with a 5% or Ps.3 billion decrease and a 1% or Ps.5.7 billion decrease respectively.

The decrease in private sector deposits was led by time deposits, which decreased 8% or Ps.19.8 billion, while demand deposits increased 5% or Ps.14.6 billion QoQ.

Within private sector deposits, peso deposits increased 1% or Ps.5.6 billion, while US dollar deposits decreased 16% or USD 182 million.

In FY2021, within private sector deposits, time deposits decreased 24% while demand deposits decreased 7%.

As of 4Q21, Banco Macro´s market share over private sector deposits was 5.4%.

DEPOSITS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Public sector	111,041	59,436	56,403	-5%	-49%

Financial sector	1,051	915	961	5%	-9%

Private sector	625,622	537,159	531,487	-1%	-15%
Checking accounts	98,717	108,550	100,869	-7%	2%
Savings accounts	209,134	161,671	183,950	14%	-12%
Time deposits	306,363	253,254	233,448	-8%	-24%
Other	11,408	13,684	13,220	-3%	16%
Total	737,714	597,510	588,851	-1%	-20%

Pesos	621,337	486,680	492,248	1%	-21%
Foreign Currency (Pesos)	116,377	110,830	96,603	-13%	-17%

EOP FX (Pesos per USD)	84.1450	98.7350	102.7500	4%	22%
Foreign Currency (USD)	1,383	1,122	940	-16%	-32%

USD Deposits / Total Deposits	16%	19%	16%

Banco Macro’s transactional deposits represent approximately 55% of its total deposit base as of 4Q21. These accounts are low cost and are not sensitive to interest rate increases.

4Q21 Earnings Release

Other sources of funds

In 4Q21, the total amount of other sources of funds increased 3% or Ps.7.3 billion compared to 3Q21. On a yearly basis, other sources of funds were unchanged. In 4Q21 Shareholder’s Equity increased 5% or Ps.10.6 billion; also in the quarter subordinated corporate bonds decreased 7% or Ps.3.3 billion.

OTHER SOURCES OF FUNDS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Central Bank of Argentina	30	24	22	-8%	-27%
Banks and international institutions	536	562	275	-51%	-49%
Financing received from Argentine financial institutions	820	69	142	106%	-83%
Subordinated corporate bonds	51,773	45,230	41,974	-7%	-19%
Corporate bonds	7,437	2,797	2,991	7%	-60%
Shareholders' equity	223,513	227,966	238,569	5%	7%
Total other source of funds	284,109	276,648	283,973	3%	0%

Liquid Assets

In 4Q21, the Bank’s liquid assets amounted to Ps.530.3 billion, showing a 1% or Ps.6.6 billion decrease QoQ, and a 20% or Ps.134.7 billion decrease on a yearly basis.

In 4Q21, LELIQs own portfolio decreased 7% or Ps.10.7 billion. Cash decreased 6% or Ps.10.1 billion.

In 4Q21, Banco Macro’s liquid assets to total deposits ratio reached 90%.

LIQUID ASSETS	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Cash	196,175	182,958	172,333	-6%	-12%
Guarantees for compensating chambers	18,175	16,135	15,525	-4%	-15%
Call	75	0	0	-	-100%
Leliq own portfolio	194,225	143,695	132,971	-7%	-32%
Net Repos	58,570	22,727	31,406	38%	-46%
Other government & private securities	197,705	171,353	178,035	4%	-10%
Total	664,925	536,868	530,270	-1%	-20%

Liquid assets to total deposits	90%	90%	90%

4Q21 Earnings Release

Solvency

Banco Macro continued showing high solvency levels in 4Q21 with an integrated capital (RPC) of Ps.255.5 billion over a total capital requirement of Ps.57.7 billion. Banco Macro’s excess capital in 4Q21 was 342% or Ps.197.8 billion. Since the beginning of 2020 and due to inflation adjustments Equity has increased significantly leading to higher solvency levels (shown under Ordinary Capital Level 1).

The regulatory capital ratio (as a percentage of risk-weighted assets- RWA) was 36.1% in 4Q21; TIER1 Ratio stood at 30.9%.

The Bank’s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated			Change
In MILLION $	4Q20	3Q21	4Q21	QoQ	YoY
Credit risk requirement	28,025	34,030	36,726	8%	31%
Market risk requirement	1,556	1,631	3,585	120%	130%
Operational risk requirement	11,777	15,691	17,438	11%	48%
Total capital requirements	41,358	51,352	57,749	12%	40%

Ordinary Capital Level 1 (COn1)	146,350	203,858	233,700	15%	60%
Deductible concepts Level 1 (COn1)	-9,150	-12,411	-14,585	18%	59%
Capital Level 2 (COn2)	36,248	42,565	36,401	-14%	0%
Integrated capital - RPC (i)	173,449	234,012	255,516	9%	47%

Excess capital	132,091	182,660	197,767	8%	50%

Risk-weighted assets - RWA (ii)	506,766	629,505	708,490	13%	40%

Regulatory Capital ratio [(i)/(ii)]	34.2%	37.2%	36.1%

Ratio TIER 1 [Capital Level 1/RWA]	27.1%	30.4%	30.9%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

Asset Quality

In 4Q21, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.30%, down from 1.67% in 3Q21, and higher than the 0.78% posted in 4Q20.

Consumer portfolio non-performing loans improved 65b.p. (down to 1.4% from 2.05%) while Commercial portfolio non-performing loans deteriorated 43b.p. in 4Q20 (up to 0.99% from 0.57%).

The improvement in Consumer non-performing loans is explained by the sale of part of the consumer portfolio.

During 2020 Consumer portfolio non-performing loans ratio were positively impacted by measures adopted by the Central Bank of Argentina in the current Covid19 pandemic context, particularly the 60 day grace period that was added to debtor classification before a loan was considered as non performing and the possibility to refinance outstanding credit card balances. These measures were in place until March 31st, 2021.

4Q21 Earnings Release

In March 2021 through Communication “A” 7245, the Central Bank established a gradual transition in the definition of debtors for clients who chose to postpone the payment of installments. Financial entities must increase the grace period to classify their debtors in levels 1, 2 and 3, both for the commercial portfolio and for the consumer or housing portfolio, according to the following schedule: i) Until March 31, 2021, in 60 days, ii) Until May 31, 2021, in 30 days, and iii) As of June 1, 21, financial entities must classify their debtors according to the general debtor classification.

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) improved to 209.61 in 4Q21. Write-offs over total loans totaled 0.16%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Commercial portfolio	115,400	91,107	87,150	-4%	-24%
Non-performing	1,041	516	866	68%	-17%
Consumer portfolio	292,753	263,989	279,159	6%	-5%
Non-performing	2,127	5,404	3,897	-28%	83%
Total portfolio	408,153	355,096	366,309	3%	-10%
Non-performing	3,168	5,920	4,763	-20%	50%
Commercial non-perfoming ratio	0.90%	0.57%	0.99%
Consumer non-perfoming ratio	0.73%	2.05%	1.40%

Total non-performing/ Total portfolio	0.78%	1.67%	1.30%

Total allowances	15,181	10,413	9,985	-4%	-34%
Coverage ratio w/allowances	479.20%	175.90%	209.61%
Write Offs	1,499	1,236	573	-54%	-62%
Write Offs/ Total portfolio	0.37%	0.35%	0.16%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2019 20-F)

4Q21 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
CER adjustable ASSETS

Government Securities	77,276	82,536	97,940	19%	27%

Loans (*)	28,141	26,802	26,171	-2%	-7%
Private sector loans	10,585	7,723	6,994	-9%	-34%
Mortgage loans (UVA adjusted)	17,545	19,065	19,165	1%	9%
Other loans	11	14	12	-14%	9%
Total CER adjustable assets	105,417	109,338	124,111	14%	18%

CER adjustable LIABILITIES
Deposits (*)	2,082	9,314	7,738	-17%	272%
UVA Unemployment fund	1,169	1,560	1,603	3%	37%
Total CER adjustable liabilities	3,251	10,874	9,341	-14%	187%

NET CER EXPOSURE	102,166	98,464	114,770	17%	12%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated			Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	QoQ	YoY
Cash and deposits in Banks	159,576	134,801	122,030	-9%	-24%
Cash	14,800	12,847	8,882	-31%	-40%
Central Bank of Argentina	62,449	69,707	74,085	6%	19%
Other financial institutions local and abroad	82,319	52,241	39,056	-25%	-53%
Others	8	6	7	17%	-13%
Net Income from financial instruments at fair value through P&L	9	1,021	1,234	21%	13611%
Other financial assets	7,513	6,337	5,990	-5%	-20%
Loans and other financing	35,156	22,136	15,335	-31%	-56%
Other financial institutions	828	43	21	-51%	-97%
Non financial private sector & foreign residents	32	0	0	0%	-100%
Other debt securities	35,124	22,136	15,335	-31%	-56%
Guarantees received	8,891	12,933	33,871	162%	281%
Investment in equity instruments	2,751	2,298	2,297	0%	-17%
Investment in associates and joint ventures	18	16	69	331%	283%
Total Assets	213,913	179,542	180,826	1%	-15%
Deposits	116,377	110,830	96,603	-13%	-17%
Non financial public sector	6,337	6,286	7,676	22%	21%
Financial sector	866	805	761	-5%	-12%
Non financial private sector & foreign residents	109,173	103,739	88,166	-15%	-19%
Other liabilities from financial intermediation	27,847	9,334	6,508	-30%	-77%
Financing from the Central Bank and other fin. Inst	709	565	277	-51%	-61%
Subordinated corporate bonds	51,773	45,230	41,974	-7%	-19%
Other non financial liabilities	31	26	40	54%	29%
Total Liabilities	196,737	165,985	145,528	-12%	-26%

NET FX POSITION (Pesos)	17,176	13,557	35,298	160%	106%
EOP FX (Pesos per USD)	84.1450	98.7350	102.7500	4%	22%
NET FX POSITION (USD)	204	137	344	150%	68%

4Q21 Earnings Release

Relevant and Recent Events

•	JHB Trust. On December 21, 2021 Banco Macro was informed informed that Fiduciaria JHB S.A., in its capacity as trustee of the trust "Fideicomiso Trust JHB", had transferred: (i) 5,995,996 class A common book-entry shares of par value Ps.1 each and entitled to 5 votes per share of the Bank; and (ii) 104,473,881 class B common book-entry shares of par value Ps.1 each and entitled to 1 vote per share of the Bank , in favor of the beneficiaries of said trust, Ms. Milagros Brito and Ms. Constanza Brito and Messrs. Jorge Pablo Brito, Marcos Brito, Santiago Brito and Mateo Brito, on equal parts to each of the above mentioned individuals, who have agreed to syndicate the exercise of their voting right and contributed the shares to Fideicomiso de Garantía JHB BMA, a trust under which Banco de Servicios y Transacciones S.A. is the trustee

•	Additional Loan loss Provisions.

o	COVID19 Adjustments:

During FY2020, in the midst of the COVID19 pandemic, the Bank resolved to record a special adjustment (forward looking) based on the possible credit deterioration of those clients who showed higher vulnerability or complications arising from the COVID19 pandemic. This adjustment (Ps.5.6 billion as of December 31st, 2020) was based on estimations of future behavior of clients that had refinanced their debts or extended their maturities in accordance with Central Bank measures adopted in March 2020.

In March 2021, as the period for mandatory refinancing ended, the Bank started to assign loan loss provisions to those clients who were not performing on their loans. Given that as of December 31st 2021 the extraordinary circumstances under which the COVID19 adjustment originated were considered to be over the Bank decided not to record any adjustment.

o	Uncertainty arising from Foreign Debt refinancing:

As of December 31s, 2021 the Bank decided to record an adjustment (forward looking) with the intention of increasing loan loss provisions determined by the Expected Credit Losses model, with the intention of reflecting a possible adverse scenario resulting from a non-agreement with the International Monetary Fund and the ongoing foreign debt renegotiation.

As of the date of this financial statements the Bank considered the macroeconomic imbalances that could arise from the hefty interest and principal payments due that Argentina should make to the IMF as established in the original loan agreement in 2018, in the event that a deal is not reached for the refinancing of its debt.

The Bank also considered the possible effects that a no deal could have on the level of foreign reserves, which are deemed low enough already, uncertainty around the possibility of reaching an agreement, which in addition should be passed as law through Congress.

In this context of great uncertainty, which is not fully captured by the forward-looking Expected Credit Losses models used by the Bank, Banco Macro decided to record a Ps.2 billion additional adjustment on Provisions for loan losses based on expert judgement. This amount was estimated using an adverse macroeconomic scenario with a 100% weighing with its implications in GDP, CPI and interest rates, and calculation the effect of the afore mentioned situation in expected credit losses of those clients which show higher vulnerability and are classified as stage 2 and 3.

Ajuste Incertidumbre sobre Reestructuración de Obligaciones Externas

Frente a este escenario de incertidumbre que no es capturado íntegramente por los modelos prospectivos usados por la Entidad en el ajuste de los parámetros utilizados en el cálculo de las PCE, se decidió registrar al cierre de ejercicio un ajuste adicional, basado en el criterio experto, de $1.986.000.

El monto del ajuste fue determinado utilizando (i) un escenario macroeconómico adverso en función de lo mencionado en los párrafos precedentes con una ponderación del 100%, con su consecuente efecto en las variables de construcción de los modelos, en especial los cambios en el PBI y los niveles de precios y tasas de interés futuros y (ii) estimando el efecto de la

4Q21 Earnings Release

Regulatory Changes

•	Inflation Adjustment (Other Comprehensive Income) In January 2021 through Communication “A” 7221 with starting in fiscal year 2021, the monetary result accrued with respect to items of a monetary nature that are measured at fair value with changes in Other Comprehensive Income (OCI), must be recorded in results for the period/fiscal year. Consequently, the unallocated results must be adjusted and recorded in the account "Adjustments to results from previous years" at the beginning of fiscal year 2021, in order to incorporate the accumulated monetary results of the aforementioned items as of that date that will be recorded in OCI. All the comparative information for the next periods/fiscal years must consider this change in the exposure criteria.

•	Later on through Communication “A” 7222 the Central Bank of Argentina allowed Banks, at its own criteria, to record the impact of Communication “A” 7221 as of December 2020. Banco Macro decided not to take this option.

•	Net global Foreign Exchange position. In November2021, through Communication “A” 7405, the Central Bank determined that as of December 1, 2021 the spot foreign exchange position as defined in Central Bank rules regarding Net global Foreign Exchange position should not exceed 0% of integrated capital registered in the previous month.

•	Dividend distribution. In December 2021, the Central Bank of Argentina, through Communication “A” 7421 established that financial entities could distribute results for up to 20% of accumulated profits until December 31, 2021. This distribution can be made from January 1 to December 31, 2022, with the prior approval of the Argentine Central Bank, in 12 equal, monthly and consecutive installments

•	Monetary policy instruments. In January 2022, the Central Bank of Argentina through Communication “A” 7432 established a series of adjustments to monetary policy instruments, which imply a new set of interest rates and a simplification of financial system liquidity management. The Central Bank decided to increase Leliq rates from 38% to 40%, terminate 7 day Repos, and issue a new 180-day Leliq. In addition the Central Bank decided to increase the minimum time deposit rate for time deposits up to Ps.10 million that Banks must pay to individuals (39% vs 37% prior) and 37% (prior 34%) for all other depositors.

4Q21 Earnings Release

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
ASSETS
Cash and deposits in Banks	196,175	182,958	172,333	196,175	172,333	-6%	-12%
Cash	38,373	27,507	26,625	38,373	26,625	-3%	-31%
Central Bank of Argentina	75,463	103,178	106,641	75,463	106,641	3%	41%
Other local & foreign entities	82,331	52,267	39,061	82,331	39,061	-25%	-53%
Other	8	6	6	8	6	0%	-25%
Debt securities at fair value through profit & loss	82,991	23,411	32,407	82,991	32,407	38%	-61%
Derivatives	11	1	1	11	1	0%	-91%
Repo Transactions	59,504	24,722	31,406	59,504	31,406	27%	-47%
Other financial assets	28,507	23,617	35,140	28,507	35,140	49%	23%
Loans & other receivables	388,413	341,566	352,361	388,413	352,361	3%	-9%
Non Financial Public Sector	5,456	2,951	2,376	5,456	2,376	-19%	-56%
Financial Sector	2,751	1,876	1,510	2,751	1,510	-20%	-45%
Non Financial private sector and foreign	380,206	336,739	348,475	380,206	348,475	3%	-8%
Other debt securities	315,654	303,994	285,980	315,654	285,980	-6%	-9%
Financial assets in guarantee	21,573	20,777	17,964	21,573	17,964	-14%	-17%
Investments in equity instruments	2,510	2,298	2,179	2,510	2,179	-5%	-13%
Investments in other companies (subsidiaries and joint ventures)	308	433	490	308	490	13%	59%
Property, plant and equipment	51,878	53,068	52,872	51,878	52,872	0%	2%
Intangible assets	7,704	8,313	8,404	7,704	8,404	1%	9%
Deferred income tax assets	95	37	48	95	48	30%	-49%
Other non financial assets	3,369	2,431	2,874	3,369	2,874	18%	-15%
Non-current assets held for sale	3,409	3,298	3,242	3,409	3,242	-2%	-5%
TOTAL ASSETS	1,162,101	990,924	997,701	1,162,101	997,701	1%	-14%

LIABILITIES
Deposits	737,714	597,510	588,851	737,714	588,851	-1%	-20%
Non Financial Public Sector	111,041	59,436	56,403	111,041	56,403	-5%	-49%
Financial Sector	1,051	915	961	1,051	961	5%	-9%
Non Financial private sector and foreign	625,622	537,159	531,487	625,622	531,487	-1%	-15%
Derivatives	-	3	3	-	3	0%	-
Repo Transactions	934	1,995	-	934	-	-100%	-100%
Other financial liabilities	74,287	51,367	67,935	74,287	67,935	32%	-9%
Financing received from Central Bank and Other Financial Institutions	1,387	656	438	1,387	438	-33%	-68%
Issued Corporate Bonds	7,437	2,797	2,991	7,437	2,991	7%	-60%
Current income tax liabilities	7,766	2,681	351	7,766	351	-87%	-95%
Subordinated corporate bonds	51,773	45,230	41,974	51,773	41,974	-7%	-19%
Provisions	1,969	1,510	1,642	1,969	1,642	9%	-17%
Deferred income tax liabilities	9,496	8,610	5,692	9,496	5,692	-34%	-40%
Other non financial liabilities	45,823	48,148	47,590	45,823	47,590	-1%	4%
TOTAL LIABILITIES	938,586	762,954	759,095	938,586	759,095	-1%	-19%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	82,601	82,601	82,601	82,601	82,601	0%	0%
Reserves	165,759	121,826	121,826	165,759	121,826	0%	-27%
Retained earnings	-76,394	-8,920	-8,920	-76,394	-8,920	0%	-88%
Other accumulated comprehensive income	1,696	2,801	2,871	1,696	2,871	2%	69%
Net income for the period / fiscal year	36,782	16,589	27,122	36,782	27,122	63%	-26%
Shareholders' Equity attributable to parent company	223,513	227,966	238,569	223,513	238,569	5%	7%

Shareholders' Equity attributable to non controlling interest	2	4	37	2	37	825%	1750%
TOTAL SHAREHOLDERS' EQUITY	223,515	227,970	238,606	223,515	238,606	5%	7%

4Q21 Earnings Release

ANNUAL BALANCE SHEET	Macro Consolidated		Change%
In MILLION $ (Measuring Unit Current at EOP)	FY2020	FY2021	YoY
ASSETS
Cash and deposits in Banks	196,175	172,333	-12%
Cash	38,373	26,625	-31%
Central Bank of Argentina	75,463	106,641	41%
Other local & foreign entities	82,331	39,061	-53%
Other	8	6	-25%
Debt securities at fair value through profit & loss	82,991	32,407	-61%
Derivatives	11	1	-91%
Repo Transactions	59,504	31,406	-47%
Other financial assets	28,507	35,140	23%
Loans & other receivables	388,413	352,361	-9%
Non Financial Public Sector	5,456	2,376	-56%
Financial Sector	2,751	1,510	-45%
Non Financial private sector and foreign	380,206	348,475	-8%
Other debt securities	315,654	285,980	-9%
Financial assets in guarantee	21,573	17,964	-17%
Investments in equity instruments	2,510	2,179	-13%
Investments in other companies (subsidiaries and joint ventures)	308	490	59%
Property, plant and equipment	51,878	52,872	2%
Intangible assets	7,704	8,404	9%
Deferred income tax assets	95	48	-49%
Other non financial assets	3,369	2,874	-15%
Non-current assets held for sale	3,409	3,242	-5%
TOTAL ASSETS	1,162,101	997,701	-14%

LIABILITIES
Deposits	737,714	588,851	-20%
Non Financial Public Sector	111,041	56,403	-49%
Financial Sector	1,051	961	-9%
Non Financial private sector and foreign	625,622	531,487	-15%
Derivatives	-	3	-
Repo Transactions	934	-	-100%
Other financial liabilities	74,287	67,935	-9%
Financing received from Central Bank and Other Financial Institutions	1,387	438	-68%
Issued Corporate Bonds	7,437	2,991	-60%
Current income tax liabilities	7,766	351	-95%
Subordinated corporate bonds	51,773	41,974	-19%
Provisions	1,969	1,642	-17%
Deferred income tax liabilities	9,496	5,692	-40%
Other non financial liabilities	45,823	47,590	4%
TOTAL LIABILITIES	938,586	759,095	-19%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	0%
Issued Shares premium	12,430	12,430	0%
Adjustment to Shareholders' Equity	82,601	82,601	0%
Reserves	165,759	121,826	-27%
Retained earnings	-76,394	-8,920	-88%
Other accumulated comprehensive income	1,696	2,871	69%
Net income for the period / fiscal year	36,782	27,122	-26%
Shareholders' Equity attributable to parent company	223,513	238,569	7%
Shareholders' Equity attributable to non controlling interest	2	37	1750%
TOTAL SHAREHOLDERS' EQUITY	223,515	238,606	7%

4Q21 Earnings Release

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	4Q20	3Q21	4Q21	FY2020	FY2021	QoQ	YoY
Interest Income	62,802	54,986	56,887	237,099	225,432	3%	-9%
Interest Expense	29,942	22,202	21,207	91,824	94,434	-4%	-29%
Net Interest Income	32,860	32,784	35,680	145,275	130,998	9%	9%
Fee income	9,355	9,552	9,745	37,347	36,984	2%	4%
Fee expense	812	928	985	3,090	3,531	6%	21%
Net Fee Income	8,543	8,624	8,760	34,257	33,453	2%	3%
Subtotal (Net Interest Income + Net Fee Income)	41,403	41,408	44,440	179,532	164,451	7%	7%
Net Income from financial instruments at Fair Value Through Profit & Loss	4,955	3,810	3,542	16,735	19,809	-7%	-29%
Result from assets at amortised cost	190	-	91	1,951	244	-	-52%
Difference in quoted prices of gold and foreign currency	1,920	652	1,600	6,384	4,648	145%	-17%
Other operating income	2,100	1,943	1,984	8,105	7,829	2%	-6%
Provision for loan losses	3,259	233	1,963	12,080	2,455	742%	-40%
Net Operating Income	47,309	47,580	49,694	200,627	194,526	4%	5%
Personnel expenses	10,349	9,945	9,726	40,148	39,481	-2%	-6%
Administrative expenses	5,882	4,951	5,897	21,947	20,092	19%	0%
Depreciation and impairment of assets	1,680	1,826	1,851	6,645	7,126	1%	10%
Other operating expense	7,530	8,312	9,841	30,895	34,197	18%	31%
Operating Income	21,868	22,546	22,379	100,992	93,630	-1%	2%
Income from associates and joint ventures	-90	-1	35	-10	87	-3600%	-139%
Result from net monetary position	-16,057	-14,125	-15,178	-45,724	-64,931	7%	-5%
Net Income before income tax on cont. operations	5,721	8,420	7,236	55,258	28,786	-14%	26%
Income tax on continuing operations	930	314	-3,298	18,476	1,663	-1150%	-455%
Net Income from continuing operations	4,791	8,106	10,534	36,782	27,123	30%	120%

Net Income for the period	4,791	8,106	10,534	36,782	27,123	30%	120%
Net Income of the period attributable to parent company	4,791	8,106	10,534	36,782	27,122	30%	120%
Net income of the period attributable to non-controlling interests	-	-	-	-	1	-	-

Other Comprehensive Income	-179	64	69	1,416	1,174	8%	-
Foreign currency translation differences in financial statements conversion	-33	-203	-193	181	-766	-5%	485%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	-146	267	262	1,235	1,940	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	4,612	8,170	10,603	38,198	28,297	30%	130%
Total Comprehensive Income attributable to parent Company	4,611	8,170	10,603	38,197	28,296	30%	130%
Total Comprehensive Income attributable to non-controlling interests	1	-	-	1	1	-	-

4Q21 Earnings Release

INCOME STATEMENT	Macro Consolidated		Change
In MILLION $ (Measuring Unit Current at EOP)	FY2020	FY2021	YoY
Interest Income	237,099	225,432	-5%
Interest Expense	91,824	94,434	3%
Net Interest Income	145,275	130,998	-10%
Fee income	37,347	36,984	-1%
Fee expense	3,090	3,531	14%
Net Fee Income	34,257	33,453	-2%
Subtotal (Net Interest Income + Net Fee Income)	179,532	164,451	-8%
Net Income from financial instruments at Fair Value Through Profit & Loss	16,735	19,809	18%
Result from assets at amortised cost	1,951	244	-87%
Difference in quoted prices of gold and foreign currency	6,384	4,648	-27%
Other operating income	8,105	7,829	-3%
Provision for loan losses	12,080	2,455	-80%
Net Operating Income	200,627	194,526	-3%
Personnel expenses	40,148	39,481	-2%
Administrative expenses	21,947	20,092	-8%
Depreciation and impairment of assets	6,645	7,126	7%
Other operating expense	30,895	34,197	11%
Operating Income	100,992	93,630	-7%
Income from associates and joint ventures	-10	87	-970%
Result from net monetary position	-45,724	-64,931	42%
Net Income before income tax on cont. operations	55,258	28,786	-48%
Income tax on continuing operations	18,476	1,663	-28%
Net Income from continuing operations	36,782	27,123	-26%

Net Income for the period	36,782	27,123	-26%
Net Income of the period attributable to parent company	36,782	27,122	-26%
Net income of the period attributable to non-controlling interests	-	1	-

Other Comprehensive Income	1,416	1,174	-17%
Foreign currency translation differences in financial statements conversion	181	-766	-523%
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	1,235	1,940	57%

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	38,198	28,297	-26%
Total Comprehensive Income attributable to parent Company	38,197	28,296	-26%
Total Comprehensive Income attributable to non-controlling interests	1	1	0%

4Q21 Earnings Release

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	4Q20	1Q21	2Q21	3Q21	4Q21
Profitability & performance
Net interest margin	16.3%	17.4%	18.8%	19.1%	21.2%
Net interest margin adjusted (exc. FX)	15.4%	16.5%	18.3%	18.7%	20.3%
Net fee income ratio	13.9%	11.5%	12.2%	13.7%	12.6%
Efficiency ratio	38.8%	35.7%	38.4%	38.8%	37.4%
Net fee income as % of A&G Expenses	35.7%	32.2%	31.7%	35.3%	33.7%
Return on average assets	1.7%	1.1%	2.3%	3.3%	4.4%
Return on average equity	8.8%	5.4%	10.3%	14.6%	18.3%
Liquidity
Loans as a percentage of total deposits	52.7%	58.0%	55.4%	57.2%	59.8%
Liquid assets as a percentage of total deposits	90.0%	94.0%	93.0%	90.0%	90.0%
Capital
Total equity as a percentage of total assets	19.2%	22.2%	22.5%	23.0%	23.9%
Regulatory capital as % of APR	34.2%	37.7%	38.3%	37.2%	36.1%
Asset Quality
Allowances over total loans	3.5%	3.7%	3.8%	3.0%	2.8%
Non-performing financing as a percentage of total financing	0.8%	0.9%	1.7%	1.7%	1.3%
Coverage ratio w/allowances	479.3%	387.8%	212.9%	175.9%	209.6%
Cost of Risk	3.4%	0.0%	0.3%	0.3%	2.3%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	4Q20	1Q21	2Q21	3Q21	4Q21
Profitability & performance
Net interest margin	19.2%	17.4%	18.0%	18.4%	19.1%
Net interest margin adjusted (exc. FX)	18.4%	16.5%	17.4%	17.8%	18.4%
Net fee income ratio	12.6%	11.5%	11.8%	12.4%	12.5%
Efficiency ratio	35.7%	35.7%	37.0%	37.6%	37.5%
Net fee income as % of A&G Expenses	35.3%	32.2%	32.0%	33.1%	33.2%
Return on average assets	3.5%	1.1%	1.7%	2.2%	2.8%
Return on average equity	16.8%	5.4%	7.8%	10.1%	12.2%
Liquidity
Loans as a percentage of total deposits	52.7%	58.0%	55.4%	57.2%	59.8%
Liquid assets as a percentage of total deposits	90.0%	94.0%	93.0%	90.0%	90.0%
Capital
Total equity as a percentage of total assets	19.2%	22.2%	22.5%	23.0%	23.9%
Regulatory capital as % of APR	34.2%	37.7%	38.3%	37.2%	36.1%
Asset Quality
Allowances over total loans	3.5%	3.7%	3.8%	3.0%	2.8%
Non-performing financing as a percentage of total financing	0.8%	0.9%	1.7%	1.7%	1.3%
Coverage ratio w/allowances	479.3%	387.8%	212.9%	175.9%	209.6%
Cost of Risk	3.0%	0.0%	0.2%	0.2%	0.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 23, 2022

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer